OLD STONE CORPORATION


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 1998, 1997 AND 1996

                              OLD STONE CORPORATION
                        CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                    CONTENTS

Independent Auditors' Report................................................1

Consolidated Balance Sheets.................................................2

Consolidated Statements of Operations.......................................3

Consolidated Statements of Changes in Stockholders' Equity (Deficit)........4

Consolidated Statements of Cash Flows.......................................5

Notes to Consolidated Financial Statements.............................  6-16

Independent Auditor's Report



Board of Directors
Old Stone Corporation
East Providence, Rhode Island


We have audited the consolidated balance sheets of Old Stone Corporation and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to report on these consolidated financial statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

As discussed in Note 1, substantially all of the operations of the Corporation have been discontinued and the Corporation is subject to a number of commitments and contingencies, all of which raise substantial doubt about its ability to continue as a going concern. The accompanying 1998, 1997 and 1996 consolidated financial statements have been prepared by the Corporation assuming that the Corporation will continue as a going concern and, accordingly, include no adjustments for the outcome of these uncertainties.

Because of the possible material effects of the uncertainties referred to in the preceding paragraph, we are unable to express, and we do not express, an opinion on the 1998, 1997 and 1996 consolidated financial statements.


/s/ Lefkowitz, Garfinkel, Champi & DeRienzo, P.C.
    -------------------------------------------
    Lefkowitz, Garfinkel, Champi & DeRienzo, P.C.


Providence, Rhode Island
January 20, 1998


                              OLD STONE CORPORATION

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1998 AND 1997
                                ($ in thousands)


                                                                ASSETS

                                                                                    1998             1997
                                                                               -------------     -----------

Cash                                                                           $           4     $        27
Short-term investments                                                                   105             251
Loans receivable (net of reserve for loan losses of $29 for 1998 and $52
    for 1997)                                                                             30              34
Other assets                                                                             276              56
                                                                               -------------     -----------
                                                                                         415             368
                                                                               =============     ===========

                                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Other liabilities                                                              $      1,344      $     1,184
                                                                               -------------     -----------

Commitments and contingencies (Notes 1, 5, 6 and 7)

Redeemable preferred stock:
    Preferred stock, series B, $1 par value; 1,046,914 shares authorized, issued and outstanding (Liquidation value $20,938)

                                                                                      20,496          20,300
                                                                                ------------     -----------
Stockholders' equity (deficit):
    Common stock, $1 par value; 25,000,000 shares authorized; 8,300,175
       shares issued                                                                   8,300           8,300
    Additional paid-in capital                                                        91,489          91,685
    Surplus                                                                           30,000          30,000
    Accumulated deficit                                                             (150,071)       (149,958)
    Treasury stock, at cost, 54,000 shares                                            (1,143)         (1,143)
                                                                                ------------     -----------
                                                                                     (21,425)        (21,116)
                                                                               =============     ===========
                                                                               $         415     $       368
                                                                               =============     ============



                                                         OLD STONE CORPORATION

                                                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                             YEARS ENDED DECEMBER 31, 1998, 1997
                                              AND  1996 ($ in  thousands  except
                                              for per share data)


                                                           1998             1997               1996
                                                    ------------       ----------       -----------
Income:
    Interest income                                 $         19       $       18       $        20
    Securities gains, net                                     40                                 50
    Commission income                                        178              164               156
    Other income                                              20               15                25
                                                    ------------       ----------       -----------
                                                             257              197               251
                                                    ------------       ----------       -----------

Expenses:
    Salaries and employee benefits                           157              155               168
    Net occupancy expense                                     12               18                21
    Equipment expense, including depreciation
                                                               9                3                13
    Other expenses                                           192              234               348
                                                    ------------       ----------       -----------
                                                             370              410               550
                                                    ------------       ----------       -----------

Net loss                                            $       (113)      $     (213)      $      (299)
                                                    ============       ==========       ===========

Net loss available for common stockholders
                                                    $     (2,821)      $   (2,921)      $    (3,007)
                                                    ============       ==========       ===========

Loss per share                                      $       (.34)      $     (.35)      $      (.36)
                                                    ============      ===========       ===========

Average common shares outstanding                      8,297,046       8,297,046          8,297,046
                                                    ============       ==========       ===========


                                                         OLD STONE CORPORATION

                                  CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                             YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                                           ($ in thousands)

                                             Additional
                               Common stock     paid-in                 Accumulated   Treasury
                               Common Stock     capital      Surplus     deficit        Stock         Total

Balance, January 1, 1996       $   8,300      $  92,077     $  30,000  $(149,446)   $   (1,143)     $   (20,212)
------------------------

Net loss                                                                    (299)                          (299)
------------------------

Accretion of discount on
preferred stock, Series B                          (196)                                                   (196)
                               ---------      ---------     ---------- ----------   ------------    -----------

Balance, December 31, 1996         8,300         91,881        30,000   (149,745)       (1,143)         (20,707)

Net loss                                                                    (213)                          (213)

Accretion of discount on
preferred stock, Series B                          (196)                                                   (196)
                               ---------      ---------     ---------- ----------   ------------    -----------

Balance, December 31, 1997         8,300         91,685        30,000   (149,958)       (1,143)         (21,116)

Net loss                                                                    (113)                          (113)

Accretion of discount on
preferred stock, Series B                          (196)                                                   (196)
                               =========      =========     =========   =========   ============    ===========
                               $   8,300      $  91,489     $  30,000  $(150,071)   $   (1,143)        $(21,425)
Balance, December 31, 1998
                               =========      ==========    =========   =========   ============    ===========

                                          See notes to consolidated financial statements.




                                                         OLD STONE CORPORATION

                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                                           ($ in thousands)


                                                         1998            1997             1996
                                                    ------------     -----------       ---------

Cash flows from operating activities:
    Net loss                                        $     (113)       $     (213)      $    (299)
    Adjustments to reconcile net loss to net cash
    used in operating activities:
       Provision for loan losses                           (14)               20              18
       Depreciation                                          2                 3               4
       Increase in:
          Other assets                                    (222)
          Other liabilities                                160                11
       Decrease in:
          Accrued interest receivable                                          1               6
          Other assets                                                        20             205
          Other liabilities                                                                 (196)
                                                    ------------     -------------     ---------

    Net cash used in operating activities           $     (187)       $     (158)      $    (262)
                                                    ------------     -------------     ---------

Cash flows from investing activities:
    Net decrease in investments                            146               150              23
    Net decrease in loans                                   18                 2               2
    Acquisition of premises and equipment

                                                                                              (2)
    Net cash provided by investing activities       ------------     -------------     ---------
                                                           164               152              23
                                                    ------------     -------------     ---------

Decrease in cash                                    $      (23)       $       (6)      $    (239)

Cash, beginning of year                             $       27        $       33       $     272
                                                    ------------     -------------     ---------

Cash, end of year                                   $        4       $        27       $     33
                                                    ============     =============     =========

                              OLD STONE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


1. Description of business, basis of presentation and summary of significant accounting policies:

       Description of business and basis of presentation:

       Old Stone Corporation (the "Company") was originally formed as a unitary savings and loan holding company which conducted substantially all of its business through its ownership of Old Stone Bank (a federal savings bank) and subsidiaries (together, the "Bank"). On January 29, 1993, the Office of Thrift Supervision of the United States Department of the Treasury ("OTS") placed the Bank into receivership due to the Bank's under capitalization. The OTS created a new institution, Old Stone Federal Savings Bank ("Old Stone Federal") to assume all deposits and certain assets and liabilities of the Bank. The Resolution Trust Corporation ("RTC") was appointed receiver to handle all matters related to the Bank and as conservator of Old Stone Federal. A substantial portion of the assets and liabilities of Old Stone Federal was sold by the RTC to another Rhode Island financial institution in 1994. The Federal Deposit Insurance Corporation ("FDIC"), as successor-in-interest to the RTC, continues to act as conservator of the remaining assets and liabilities of Old Stone Federal.

       As a result of the receivership of the Bank, the Company has undergone material changes in the nature of its business and is no longer operating as a savings and loan holding company. Accordingly, the operations of the Bank subsequent to receivership have not been included in the accompanying consolidated financial statements.

       The Company's continuing business activities include its sole active surviving subsidiary, ("Old Stone Securities"), Old Stone Securities Company, a registered securities broker/dealer which provides brokerage services to retail and institutional clients. All material intercompany transactions and balances have been eliminated.

       The accompanying 1998, 1997 and 1996 consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed previously, substantially all of the operations of the Company have been discontinued. The Company has a net equity deficiency of approximately $21,400,000 at December 31, 1998 and is subject to a number of commitments and contingencies, as follows:

       The Company's sole remaining active subsidiary incurred a loss of approximately $3,000 in 1998. Management does not expect these operating results to improve in the near future to a level which would provide significant capital or cash flow to the Company from this subsidiary.

                             OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


     1.   Description  of  business,   basis  of  presentation  and  summary  of
significant accounting policies (continued):

       The Company may be subject to legal proceedings related to its management of the Bank prior to receivership.

       The Company has been unable to pay cumulative dividends on the Series B preferred stock outstanding. Also, management does not expect the Company to be able to meet its redemption obligations, unless the Company is successful in its litigation against the United States Government (see also Note 7).

       All of the above raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

       Until the outstanding uncertainties discussed above are resolved, management has invested, and intends to continue to invest, the Company's assets on a short-term basis. The Company's Board of Directors has made no decision at the present time as to whether or not it would be appropriate for the Company to liquidate its assets.

       Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and cash equivalents:

       The Company considers all highly liquid investments with a maturity of three months or less when purchased, excluding money market funds, to be cash equivalents. There were no cash equivalents at December 31, 1998 or 1997.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


1. Description of business, basis of presentation and summary of significant accounting policies (continued):

       Short-term investments:

       The Company's short-term investments consist principally of investments in money market funds and are classified as available for sale.
       Accordingly, short-term investments are carried at market value, which approximates cost. These money market funds primarily hold investments in U.S. Government securities in the name of the fund.

       The  cost  of   investments   sold  is  determined   using  the  specific
       identification method.

       As a securities broker/dealer, Old Stone Securites is engaged in buying and selling securities for a diverse group of institutional and individual investors. Old Stone Securities introduces transactions for clearance to another broker/dealer on a fully disclosed basis.

       Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions entered into for the account and risk of the Company are rendered on a trade date basis.

       Loans and reserve for loan losses:

       Investments in loans are stated at amortized cost, less an allowance for amounts deemed uncollectible by management. Substantially all such investments in loans are being serviced by Old Stone Federal or its successor-in-interest and were purchases of participating interests in loans or groups thereof in prior years. The loans bear interest at 8.25% and are collateralized by real estate or tangible property.

       Premises and equipment depreciation:

       Premises and equipment, included in other assets, are stated at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets.

       Income taxes:

       The Company has filed consolidated federal income tax returns, including all of its subsidiaries, for 1997 and prior years and is expected to continue to do so for 1998.

       The Company accounts for certain income and expenses for financial reporting purposes in different periods than for income tax reporting purposes, principally with respect to the continuing losses incurred by the Company and its sole active surviving subsidiary.

The change in deferred tax assets and liabilities resulting from these and other temporary differences are recognized currently in the provision for income taxes.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


1. Description of business, basis of presentation and summary of significant accounting policies (continued):

     Loss per common share:

     Loss per common share is computed by dividing net loss, increased by required dividends on preferred stock and the accretion of the discount on the preferred stock, by the weighted average number of shares of common stock outstanding during each period presented.

     Reclassifications:

     Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the current year presentation.

2.   Loss per share:

     The calculation of loss per share is as follows (dollars in thousands, except for per share amounts):


                                                        1998           1997            1996
                                                    -------------     ----------   -----------

Net loss                                            $      (113)       $    (213)  $      (299)

Required dividends and accretion of discount on
    Series B preferred stock                              2,708            2,708         2,708
                                                    =============      =========   ===========

Net loss applicable to common stock                 $    (2,821)       $  (2,921)  $    (3,007)
                                                    =============      =========   ===========

Average shares outstanding                            8,297,046        8,297,046     8,297,046
                                                    =============      =========   ===========

Loss per share                                      $      (.34)       $    (.35)  $      (.36)
                                                    =============      =========   ===========

       The Company's common stock ceased trading on national exchanges shortly after the Bank was placed in receivership by the OTS.


   3. Other assets and liabilities:

         The following comprise other assets (dollars in thousands):

                                                                         December 31,
                                                                --------------------------

                                                                     1998             1997
                                                                ----------      ----------


          Restricted Cash                                              252              33
          Premises and equipment, less accumulated
          depreciation of $21 and $19 in 1998 and 1997,
          respectively
                                                                         4               7
          Customer and other receivables                                20              16
                                                                ==========      ==========

          Total                                                        276              56
                                                                ==========      ==========

          Restricted cash represents funds held by the Company to be paid to holders of the Company's called Series A and C preferred stock. During
          1998, the Company became aware of and received from a former stock transfer agent of the Company $222,000 owed to holders of the Company's called Series C preferred stock. The Company is currently in the process of evaluating its responsibility with respect to these funds.

          The following comprise other liabilities (dollars in thousands):

                                                                          December 31,
                                                                --------------------------

                                                                      1998            1997
                                                                ----------      ----------


          Due Old Stone Federal (Note 6)                               478            478
          Accrued state income taxes                                   607            607
          Accounts payable and accrued expenses                          7             66
          Amounts due to holders of called Series
            A and C Preferred Stock                                    252             33
                                                                ==========      ==========

          Total                                                      1,344          1,184
                                                                ==========      ==========

   4. Income taxes:

          The Company is the parent company of an affiliated group of corporations that file consolidated income tax returns. For the years ended December 31, 1998, 1997, and 1996, the tax calculations do not include the operations of the Bank, as they relate to discontinued operations that are not presented in 1998, 1997 and 1996.

         The components of income tax expense for each of the years ended December 31 are as follows (dollars in thousands):

                                                            1998        1997         1996
                                                      ----------   ----------   ----------

          Current tax expense                              - 0 -       - 0 -         - 0 -

          Deferred tax benefit                             (38)        (72)         (102)

          Benefit of net operating loss not
          recognized, deferred                              38          72           102
                                                       ----------   ---------    ----------
          Total                                            - 0 -       - 0 -         - 0 -
                                                       ==========   =========    ==========

         The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to loss from operations are as follows (dollars in thousands):

                                                            1998         1997         1996
                                                      ----------     --------     --------

          Loss from operations before income taxes
                                                            (113)        (213)        (299)
                                                      ==========     ========     ========

          Tax benefit at statutory rate                      (38)         (72)        (102)

          Increase in taxes resulting from benefit of net operating loss not recognized

                                                              38           72          102
                                                      ----------     --------       ------

          Income tax expense                               - 0 -         - 0 -        - 0 -
                                                      ==========     ========       ======

         Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

         At December 31, 1998, the Company has net operating loss carryforwards available for tax reporting purposes amounting to approximately $1,157,000. These net operating loss carryforwards expire in various years through 2013.

         Since the future use of these net operating carryforwards for tax reporting purposes is uncertain, a valuation allowance for the entire amount of deferred tax assets resulting from same has been provided as of December 31, 1998 and 1997.

         Income taxes paid in 1998, 1997 and 1996 totalled approximately $7,000, $7,000 and $6,000, respectively.

   5. Redeemable preferred stock:

         The Cumulative Voting Convertible Series B stock ($20.000 stated value) is convertible into common stock, at the option of the holder, until February 20, 2001. Thereafter, the holders of the Series B stock will have no further conversion rights. The basis of exchange is determined by dividing the per share book value of the common stock, as defined in the authorizing stock resolution, by the $20.00 per share stated value of the Series B stock, with a minimum exchange rate of one share of Series B stock for two- thirds share of common stock. Each share is entitled to one-half vote on all matters upon which common shares are voted.

         The Company may redeem the Series B stock on any dividend date after February 20, 1991, beginning with the dividend payable on March 15, 1991, for redemption prices which decline from $21.60 in the first year of the redemption period until February 20, 2001, when the redemption price becomes $20.00 per share for all ensuing years.

   5.  Redeemable preferred stock (continued):

         Additionally, beginning on February 20, 2002 and on each succeeding February 20 thereafter, the Company is required to redeem 10 percent of the Series B stock at $20.00 per share.

         On October 6, 1991, the annual dividend of $2.40 per share was suspended. As of December 31, 1998, cumulative preferred dividends of $18,216,304 ($17.40 per share) have not been declared or paid.

   6. Employee benefits:

         Prior to the action by the OTS as discussed in Note 1, the Company and its subsidiaries, along with other subsidiaries of the Bank, participated in a noncontributory defined benefit pension plan and an employee stock ownership plan ("ESOP") sponsored by the Company, which covered substantially all full-time employees. The benefits under the pension plan were based primarily on years of service and employee compensation. The ESOP, which was a defined contribution plan, was established as an offset to the pension plan to provide possible additional future retirement benefits for the participants in conjunction with the defined benefit pension plan.

         Credit for service subsequent to January 29, 1993 is no longer awarded under either of the plans. Under the terms of the sale of certain assets and liabilities of Old Stone Federal by the RTC in 1994, the purchaser has accepted responsibility for administration of and payment of benefit obligations under the defined benefit pension plan. The FDIC, as successor-in-interest to the RTC, is currently in the process of terminating the ESOP and beginning in January 1999, the FDIC began to distribute shares of the Company's common stock that were held by the ESOP to ESOP participants as part of that process. The transfer of responsibility for the defined pension plan and the termination of the ESOP are not expected to have any effect on the Company.

         At December 31, 1998 and 1997, amounts due Old Stone Federal or its successor-in-interest (see Note 3) consist of prior years pension contribution allocations of approximately $478,000.

   7. Other commitments and contingencies:

         On September 16, 1992, the Company and the Bank ("Plaintiffs") instituted a suit against the United States ("Defendant") in the U.S. Court of Federal Claims. In connection with certain government-assisted acquisition by Plaintiffs in the 1980's, the Defendant (through its various agencies) agreed to provide Plaintiffs with certain valuable capital credits and supervisory goodwill and authorized Plaintiffs to treat those credits and supervisory goodwill as regulatory capital on the Bank's financial statements.

         Following the passage of the Financial Institutions Reform, Recovery, and Enforcement Act in August 1989, the OTS required the Bank to discontinue treating these capital credits and supervisory goodwill as part of regulatory capital and cause the Bank to immediately write off approximately $80,000,000 of such capital credits and supervisory goodwill. In this suit Plaintiffs allege breach of contract by the United States, resulting in substantial injury to Plaintiffs, effecting a taking of Plaintiffs' property without just compensation, and unjustly enriching the Defendant at the expense of the Plaintiffs. Plaintiffs seek compensation for the damages caused by the breach, just compensation for the property taken, and disgorgement of the amounts by which the Defendant has been unjustly enriched.

          The Defendant has filed a counterclaim against the Company for alleged breach of its net worth maintenance agreement. The Company has filed an answer denying such counterclaim. Following the Bank closing, the Bank's claims and the claims of the Company were split into two separate actions. The Company's claims are separate and distinct from the claims of the Bank. An agency of the Defendant serves as receiver for the Bank and is maintaining the Bank's claims against the Federal Claims. The Company's case is dependent upon the outcome of other cases which are being litigated on damages.

          In February 1998, the Company filed a motion for summary judgment, which is currently pending before the Court. Discovery proceedings are taking place and are scheduled to be completed by July 31, 1999. No prediction as to the timing or the outcome of this case can be made at this time.

          During 1998, the Board of Directors of the Company adopted a Resolution establishing a Litigation Management Committee (the Committee) to effectively prosecute the Company's claims against the United States of America in the Court of Federal Claims.

          This Committee was established in order to manage the Company's litigation, including working with the Company's outside attorneys, responding to discovery requests, providing documentary evidence and testimony, and handling all day-to-day aspects of the case, subject to the ultimate authority of the Board to approve any major strategic decision in the case, including settlement, appeal or withdrawal of the suit.

         In consideration for their efforts in serving on the Committee, the members collectively will be entitled to receive compensation of between $800,000 and $2,200,000, contingent upon the Company's receiving a judgment or settlement in the litigation (the Recovery) in excess of a certain dollar threshold.

          The Company and a law firm (the Firm) have entered into a retainer agreement (the Retainer Agreement) whereby the Firm is entitled to receive the following compensation based on the dollar amount of the Recovery by the Company or through the FDIC, as receiver for the Bank, in the suit against the Defendant:

          Litigated judgment with a Recovery in any amount or a settlement with a Recovery in excess of $50,000,000:

          o The Company shall pay the Firm an incentive fee at a rate of 10% to 25% based on various dollar threshold levels relating to the Recovery as stipulated in the Retainer Agreement.

          o In addition, if the Recovery is less than $100,000,000, fees for services rendered by the Firm shall be paid to the Firm at a rate of one-third of the fees up to the full fees, capped at $1,500,000, based on various dollar threshold levels relating to the Recovery as stipulated in the Retainer Agreement, or if the Recovery is more than $100,000,000, fees for services rendered by the Firm shall be paid to the Firm without regard to any cap on such fees.

          Settlement of suit with Recovery being $50,000,000 or less:

          o The Company shall pay the Firm at a rate of 10% to 20% based on various dollar threshold levels relating to the Recovery as stipulated in the Retainer Agreement.

          o The Company shall pay the Firm actual fees for services rendered by the Firm. Such fees shall be capped at $1,500,000.

          Other:

          o In addition, the Company shall pay the Firm 50% of any attorney fees awarded the Company relating to its suit against the Defendant.

          In consideration for agreements made by the Firm in the Retainer Agreement, the Firm received an (outright) assignment of its percentage interest in the Company's right, title and interest in any judgment, settlement or consensual arrangement from the suit. Furthermore, as security for all amounts due to the Firm under the Retainer Agreement, the Company granted the Firm a first priority security interest in and to the litigation with the Defendant and any proceeds derived from a judgment, settlement or other consensual resolution of the litigation.

          The Company has an oral agreement with another law firm to pay for legal services on a contingency basis that will be determined by the Recovery in the suit against the United States. It is the intent of the Company and the law firm to formalize their oral understanding in writing. As of December 31, 1998, unbilled legal fees for services rendered by this firm totalled approximately $72,000.

     8.   Fair value of financial instruments:

          The fair values of cash, receivables and payables approximate the carrying amounts of such instruments due to their short maturities.

          All of the Company's financial instruments are held for nontrading purposes.